SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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In the Matter of Dominion Resources, Inc. Richmond, Virginia File Nos. 70-9517 70-9477 70-9555 70-9679 70-9967 (Public Utility Holding Company Act of 1935)	:	CERTIFICATE OF NOTIFICATION NO.15 TRANSACTIONS DURING PERIOD July 1, 2003 through September 30, 2003
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TO THE SECURITIES AND EXCHANGE COMMISSION:

Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's EWG investment limit was approved (the "December 28, 2001 Order").

By Commission order dated January 3, 2003 (HCAR 27634) (the "January 3, 2003 Order") in the proceeding at File No. 70-9967, Dominion was authorized to form a consolidated Dominion Money Pool (the "DRI Money Pool") and to terminate the existing CNG Money Pool.

By Commission order dated January 28, 2003 (HCAR No. 27644) in the proceeding at File No. 70-9477, Dominion was granted authorization to continue its process of divesting the holdings of its subsidiary Dominion Capital, Inc. ("DCI") beyond the third anniversary of the effective date of the merger authorized in the Commission's order of December 15, 1999 (HCAR No. 27113) (the "January 28, 2003 Order"). The January 28, 2003 Order requires that certain financial information relating to DCI's investments be filed with the Commission on a quarterly basis.

This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order, the December 28, 2001 Order, the January 3, 2003 Order and the January 28, 2003 Order with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), DCI, and Virginia Electric and Power Company ("Virginia Power").

Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I. EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4.5 billion. At September 30, 2003, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $3.8 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under the PUHCA) was approximately $1.7 billion. Accordingly, at September 30, 2003, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $2.4 billion.

B. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Projects.

C. At September 30, 2003, Dominion's consolidated capitalization ratio was: debt 60%, common equity 39%, and preferred securities of subsidiaries of 1%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At September 30, 2003, the market-to-book ratio of Dominion's common stock was 1.84 to 1.

E. In the third quarter of 2003, Dominion invested or committed to invest in EWG's or FUCO's amounts that count against the Modified Rule 53 Test. Such amounts are set forth in Exhibit A, which is being filed in paper format pursuant to a request for confidential treatment under Rule 104(b) of PUHCA.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Projects in the third quarter.

(a)The amount of Dominion's "Aggregate Investment" excludes undistributed equity earnings and includes guarantees in the amount of $2.1 billion.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the three months ending September 30, 2003.

II. FINANCING BY DOMINION

A. Sale of Dominion Common Stock

1. Sales to Plans

Dominion issued and sold the following shares of its common stock during the reporting period.

	Number of Shares (thousands)	Dollar Values (thousands)
Dominion Direct Investment Plan	586	$35,728
Stock Option Plans	123	6,105
Employee Savings Plan	293	17,845

2. Public Offerings

None.

B. Short Term Debt

During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on September 30, 2003 were as follows.

	Maximum Outstanding (thousands)	Principal Amount Outstanding (thousands)
Dominion	$600,000	$339,312
Virginia Power	345,000	335,589

C. Long-Term Debt

During the third quarter of 2003, Dominion redeemed its $500 million variable rate senior notes due 2013. In a direct exchange, Dominion completed the redemption by issuing $510 million of 5.25 percent senior notes due 2033. Also during the third quarter, Dominion repaid $400 million in maturing senior notes and $100 million in maturing medium-term notes, and DCI repaid $46 million in maturing senior notes. During the quarter, Dominion Equipment II, Inc. borrowed $18 million to complete a power generation project at Virginia Power's Possum Point power station.

D. Interest Rate Swaps

None.

III. EQUITY INVESTMENTS IN, AND GUARANTEES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI, CNG AND/OR ITS SUBSIDIARIES

A. Equity Investments

In September 2003, Dominion made a $600 million equity contribution to CNG that was accomplished by reducing the money pool borrowings of CNG's subsidiaries.

B. Guarantees and Other Credit Support (includes CNG Guarantees and Other Credit Support which are reported in CNG's quarterly Rule 24 certificate).

Guarantees, Letters of Credit and Surety Bonds

On behalf of consolidated subsidiaries, as of September 30, 2003, Dominion and its subsidiaries had issued $6.8 billion of guarantees, including: $3.0 billion to support commodity transactions of subsidiaries; $1.3 billion for subsidiary debt; $1.3 billion related to leasing obligations for new power generation projects, corporate headquarters and aircraft; and $1.2 billion for guarantees supporting other agreements of subsidiaries. Dominion had also purchased $122 million of surety bonds and authorized the issuance of standby letters of credit by financial institutions of $703 million. Dominion enters into these arrangements to facilitate commercial transactions by its subsidiaries with third parties. To the extent a liability subject to a guarantee has been incurred by a consolidated subsidiary, that liability is included in Dominion's Consolidated Financial Statements. Dominion believes it is unlikely that it would be required to perform or otherwise incur any losses associated with guarantees of its subsidiaries' obligations.

DRI Money Pool

The maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during the period:

Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$788,048	-
The East Ohio Gas Company	-	$(500,580)
The Peoples Natural Gas Company	-	(236,473)
Hope Gas, Inc.	-	(53,898)

Account B participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$1,754,588	-
Consolidated Natural Gas Company	1,599,654	-
Dom. Transmission, Inc.	-	$(126,994)
Dom. Iroquois, Inc.	6,939
Dom. Exploration & Prod.	-	(1,272,795)
CNG Pipeline Co.	786	-
Dominion Field Services	45,285	(3,973)
CNG Power Services Corp.	480	(320)
Dom. Products and Services	116,204	-
CNG International Corp.	79,703	-
Dom. Retail, Inc.	-	(162,395)
CNG Main Pass Gas	-	(21,964)
CNG Oil Gathering	2,794	-
Dom. Greenbrier, Inc.	-	(18,675)
Dom. Okla. Texas Expl. & Prod., Inc.	53,403	(293,092)
Dom. Nat. Gas Storage, Inc.	-	(18,275)
Dominion Energy, Inc.	-	(1,134,172)
Dom. Reserves, Inc.	137,485	-
Dom. Resources Services, Inc.	-	(210,315)
Dom. Alliance Holdings, Inc.	-	(9,097)
DT Services, Inc.	24,600	-
Dom. Metering Services, Inc.	-	(199)

The interest rate charged on DRI Money Pool borrowings and paid on DRI Money Pool investments ranged from 1.15 to 1.24 percent during the period.

During the period there were no borrowings made by Account A participants from Account B participants under the DRI Money Pool.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

Long Term Debt

A. Issuances

None.

B. Maturities

During the third quarter of 2003, Virginia Power repaid $16 million of maturing medium-term notes.

C. Interest Rate Swap Transactions

None.

V. DCI INVESTMENTS

Certain information regarding DCI's investments and divestitures during the period are being filed under separate cover as Exhibit D under a claim of confidential treatment pursuant to Rule 104(b).

VI. RESTRUCTURING OF NONUTILITY INTERESTS

From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI. DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interest may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interest with the Dominion system pursuant to the Restructuring Order.

VII. EXHIBITS

A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

B. Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

  Financial information regarding DCI's current investments and divestitures. (Filed under confidential treatment pursuant to Rule 104(b)).

SIGNATURE

The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

/s/ James F. Stutts
By James F. Stutts Its Attorney

Dated: November 14, 2003

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By
Dominion Resources, Inc. ("DRI")
Dominion Energy, Inc. ("DEI")
Dominion Capital, Inc. ("DCI")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, LLC ("Kincaid")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, LLC ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, LLC ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Michigan Production Services, Inc. ("DMPS")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
Dominion Reserves - Indiana, Inc. ("DRVI")
Dominion Reserves Gulf Coast, Inc. ("DRVG")
Cypress Energy, Inc. ("Cypress")
San Juan Partners, LLC ("San Juan")
Virginia Electric and Power Company ("VEPCO")
Virginia Power Services, Inc. ("VPS")
Virginia Power Nuclear Services Company ("VPNS")
Virginia Power Energy Marketing, Inc. ("VPEM")
Virginia Power Services Energy Corp., Inc. ("VPSE")
Dominion Cove Point LNG, LP ("CVPT")
Tioga Properties, LLC ("TIOGA")
Dominion Member Services, Inc. ("DMS")
Dominion Telecom, Inc. ("DTI")
Dominion Technical Solutions ("DTS")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Evidence of indebtedness for Advances ("Advances").

2.	Issue, renewal or guaranty:
Issue by book entry.
3.	Principal amount of each security:
Funds are borrowed and/or repaid daily as cash needs indicate.
4.	Rate of interest per annum of each security:
The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.
5.	Date of issue, renewal or guaranty of security:
Borrowings are made on a daily basis and reported at the end of the quarter.
6.	If renewal of security, give date of original issue:
Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.
7.	Date of maturity of each security:
Open account.
8.	Name of the person to whom each security was issued, renewed or guaranteed:
See Schedule 1.
9.	Collateral given with each security, if any:
None.
10.	Consideration received for each security:
None, other than interest accrued.
11.	Application of proceeds of each security:
To provide working capital.
12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.
14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 9/30/03
DMS	DRI	$101
DTI	DRI	17,774
DCI	DRI	624,614
CVPT	DRI	128,713
TIOGA	DRI	3,448
DTS	DRI	1,216
VPEM	DRI	132,289
VPSE	DRI	9,402
DRV	DEI	131,177
DEI	Cogen	21,916
DEI	Kincaid	18,305
DEI	DESCO	6,313
State Line	DEI	157,227
DRV	DADI	68,840
DADP	DRV	103,597
DRV	DMEI	54,409
DRV	DMPS	5,840
DGPM	DRV	7,650
DBWB	DRV	18,022
DRV	DRVU	50,708
DRVI	DRV	11,226
DRV	DRVG	55,133
Cypress	DRV	6,340
DRV	San Juan	18,731
VPS	VEPCO	199,999
VPNS	VPS	2,999
VPEM	VPS	108,807
VPSE	VPS	105,515